GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino CA 91436

Tel: (310) 200-5199

July 9, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GMV Wireless, Inc.
Registration Statement Form S-1 – Acceleration Request
File No.: 333-158184

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to July 10, 2009 at 4:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve GMV Wireless, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
GMV Wireless, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GMV Wireless, Inc.

/s/ Don Calabria
____________________________________
Don Calabria, President